A 234—Certificate of Incorporation, Business Corporation Law

© Julius Blumberg, Inc., Publisher, NYC 10013

Certificate of Incorporation of

Dimension Technologies Inc.

under Section 402 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

(1) The name of the proposed corporation is Dimension Technologies Inc.

(2) The purpose or purposes for which this corporation is formed, are as follows, to wit:
*To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law. The corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body.**

3330014

The corporation, in furtherance of its corporate purposes above set forth, shall have all of the powers enumerated in Section 202 of the Business Corporation Law, subject to any limitations provided in the Business Corporation Law or any other statute of the State of New York.

* If specific consent or approval is required delete this paragraph, insert specific purposes and obtain consent or approval prior to filing.

0000 0914

(3) The office of the corporation is to be located in the

County of **Monroe**   State of New York.

(4) The aggregate number of shares which the corporation shall have the authority to issue is 200 n.p.v.

2

0000 0915

(5) The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is

1170 Genesee St.
Building 5 Apartment 3
Rochester, NY 14611

The undersigned incorporator, or each of them if there are more than one, is of the age of eighteen years or over.

IN WITNESS WHEREOF, this certificate has been subscribed this 17th day of March 1986 by the undersigned who affirm(s) that the statements made herein are true under the penalties of perjury.

Jesse B. Eichenlaub
Type name of incorporator

[signature]
Signature

~~1170~~ Genesee St.; Bldg. 5 Apt. 3; Rochester, NY 14611
Address

Type name of incorporator

Signature

Address

Type name of incorporator

Signature

Address

3

Certificate of Incorporation

of

Dimension Technologies Inc.

~~under Section 402 of the~~ Business Corporation Law

Filed By: Jesse Eichenlaub
1170 Genesee St.
Bldg. 5 Apt. 3
Rochester, NY 14611

Office and Post Office Address

8 3/18

B339014

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED MAR 27 1986

AMT. OF ~~CHECK~~ Cash $ 110
FILING FEE $ 100
TAX $ 10
COUNTY FEE $
COPY $
CERT $
REFUND $
SPEC HANDLE $

D. Monroe

0000 0917

NYS DEPARTMENT OF STATE

FILING RECEIPT   CH SHARES AND PROVISIONS

CORPORATION NAME

DIMENSION TECHNOLOGIES, INC.

DATE FILED	DURATION & COUNTY CODE	FILM NUMBER	CASH NUMBER
01/11/88	MONR	B588992-3	093442

NUMBER AND KIND OF SHARES	LOCATION OF PRINCIPAL OFFICE
6,100,000 FV $.01	

*MAC

ADDRESS FOR PROCESS	REGISTERED AGENT

FEES AND/OR TAX PAID AS FOLLOWS:

AMOUNT OF CHECK $ ______ AMOUNT OF MONEY ORDER $ 00090.50 AMOUNT OF CASH $ ______

$ 6.00 DOLLAR FEE TO COUNTY

$ 060.00 FILING
$ 00020.50 TAX
$ 00.00 CERTIFIED COPY
CERTIFICATE
010.00 MISCELLANEOUS
TOTAL PAYMENT $ 0000090.50
REFUND OF $
TO FOLLOW

FILER NAME AND ADDRESS

SUTTON DELEEUW CLARK AND DARCY
40 GROVE STREET

PITTSFORD NY 14534

--04-003 (8/84)

GAIL S SHAFFER - SECRETARY OF STATE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

DIMENSION TECHNOLOGIES, INC.

Under Section 805 of the Business Corporation Law.

The undersigned, being the President and Secretary of Dimension Technologies, Inc., hereby certify as follows:

1. The name of the corporation is Dimension Technologies, Inc.

2. The Certificate of Incorporation was filed by the Department of State on March 27, 1986.

3. The Certificate of Incorporation is hereby amended as follows:

A. To change the class and aggregate number of shares which the corporation shall have the authority to issue from 200 shares without par value, of which 200 shares of common capital stock are issued and outstanding, to 6,100,000 shares of a par value of $.01 each. The 200 shares of stock presently issued and outstanding will be surrendered to the corporation and changed into 2,135,000 shares of stock at the ratio of 10,675 to 1. To effectuate the amendment, paragraph "(4)" shall read as follows:

"(4). The aggregate number of shares which the corporation shall have the authority to issue is 6,100,000 shares of a par value of $.01 each."

B. To waive shareholders' preemptive rights. To effect this amendment, paragraph "(6)" is added and shall read as follows:

"(6). No shareholder of this corporation shall have any preemptive right to acquire any shares or other securities convertible into or carrying options or warrants to purchase shares of the corporation. Shares authorized by this certificate of incorporation, or by an amended certificate, and convertible securities may at any time be issued, optioned or otherwise disposed of by the corporation, pursuant to the direction of its Board of Directors, to such persons and



upon such terms as may seem proper and advisable to such Board, without first offering to existing shareholders such shares or convertible securities."

C. To add a provision regarding the limitation of liability of directors. In order to effect this amendment paragraph "7" shall be added to the Certificate of Incorporation and shall read as follows:

"7. Limitation of Directors' Liability.

The directors of the corporation shall not be personally liable to the corporation or its shareholders for damages for any breach of duty in such capacity occurring after the adoption of the provisions authorized in this Certificate of Incorporation, provided, however, that the provisions contained herein shall not eliminate such directors' liability if a judgment or other final adjudication adverse to the director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law; (ii) that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled; or (iii) that the director's acts violated the provisions of section 719 of the New York Business Corporations Law."

4. The amendment to the Certificate of Incorporation was authorized by the unanimous written consent of all the members of the board of directors folowed by the unanimous written consent of the shareholders holding shares entitled to vote thereon.

IN WITNESS WHEREOF, I have executed this certificate of amendment this 30 day of December, 1987, and affirm that the statements made herein are true under the penalties of perjury.

Arnold Lagergren PRESIDENT

Jesse B. Eichenlaub SECRETARY

-2-

NYS DEPARTMENT OF STATE

FILING RECEIPT CHANGE OF SHARES & ADDRESS

CORPORATION NAME

DIMENSION TECHNOLOGIES INC.

DATE FILED	DURATION & COUNTY CODE	FILM NUMBER	CASH NUMBER
02/12/90	MONR	C105595-3	559325

NUMBER AND KIND OF SHARES	LOCATION OF PRINCIPAL OFFICE
20,000,000PV$.01	

*DC

ADDRESS FOR PROCESS	REGISTERED AGENT
DIMENSION TECHNOLOGIES INC. 176 ANDERSON AVENUE ARNOLD D LAGERGREN ROCHESTER NY 14607	

FILING FEE AND/OR TAX PAID AS FOLLOWS:

AMOUNT OF CHECK $ 00000.00 AMOUNT OF MONEY ORDER $ 00139.50 AMOUNT OF CASH $

$ 6.00 DOLLAR FEE TO COUNTY

$ 060.00 FILING
$ 00069.50 TAX
$ CERTIFIED COPY
$ CERTIFICATE
010.00 MISCELLANEOUS

TOTAL PAYMENT $ 0000139.50

REFUND OF $ TO FOLLOW

FILER NAME AND ADDRESS

SUTTON DELEEUW CLARK & DARCY
40 GROVE STREET
PITTSFORD NY 14534

DOS-281 (8/84)

GAIL S SHAFFER - SECRETARY OF STATE

DTI Confidential

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

DIMENSION TECHNOLOGIES INC.

Under Section 805 of the Business Corporation Law

        The undersigned, being the President and Secretary
of Dimension Technologies Inc. hereby certify as follows:

        1.   The   name   of   the   corporation   is   Dimension
Technologies Inc.

        2.   The   Certificate   of   Incorporation   was   filed
by the Department of State on March 27, 1986. A Certificate
of Amendment to amend the class and aggregate number of
shares to which the corporation shall have authority to
issue was filed by the Department of State on January 11,
1988.

        3.   The   Certificate   of   Incorporation   is   hereby
amended as follows:

        A.   To amend the aggregate number of shares
which the corporation shall have the authority to issue
from 6,100,000 of a par value of $.01 each of which 5,088,384
shares of common capital stock are issued and outstanding,
to 20,000,000 shares of $.01 par value each. The 5,088,384
shares of a par value of $.01 each of stock presently issued
and outstanding will remain outstanding without any change
whatsoever. The 1,011,616 shares presently authorized but
unissued will remain unissued, to which will be added the
additional 13,900,000 authorized by this certificate of
amendment. To effectuate the amendment, paragraph "(4)"
shall read as follows:

        "(4)   The   aggregate   number   of   shares
which the corporation shall have the authority to issue
is 20,000,000 of a par value of $.01 each."

B. To change the post office address to which the Secretary of State shall mail a copy of any process against the corporation. To effect the change, paragraph "(5)" shall read as follows:

"(5) The Secretary of State is designated as agent of the corporation, upon whom process against it may be served, and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is:

Dimension Technologies Inc.
176 Anderson Avenue
Rochester, NY 14607
Attn: Arnold D. Lagergren"

4. The amendment to the Certificate of Incorporation was authorized by the vote of the board of directors followed by the vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of the shareholders.

IN WITNESS WHEREOF, I have executed this certificate of amendment this 5th day of February, 1990 and affirm that the statements made herein are true under the penalties of perjury.



Arnold D. Lagergren, President



Jesse B. Eichenlaub, Secretary

83244

N/S.

DEPARTMENT OF STATE
CORPORATIONS AND STATE RECORDS DIVISION
162 Washington Avenue
Albany, NY 12231

CORPORATION — CERTIFICATE OF ASSUMED NAME
(Pursuant to Section 130 General Business Law)

.ES: THE FILING FEE PAYABLE TO THE SECRETARY OF STATE IS $25.00 PLUS A $25.00 FEE FOR EACH COUNTY LISTED IN WHICH BUSINESS WILL BE TRANSACTED UNDER ASSUMED NAME.

1. Corporation name Dimension Technologies Inc.
2. Law corporation formed under: ☒ Business ☐ Not-for-Profit ☐ Education ☐ Insurance

   ☐ Other (specify)

3. Assumed name DTI
4. Principal place of business in New York State* 2260 Lake Avenue (No. and Street) Rochester (City) NY (State) 14612 (Zip Code) Monroe (County)

* ☐ If none, check box and insert principal out-of-state address above.

ounties in which business will be conducted under assumed name.

KDP B339014-4

All counties

If not all, circle which counties below

bany	Chenango	Essex	Jefferson	New York City	Oneida	Putnam	Schuyler	Ulster
legany	Clinton	Franklin	Lewis	Bronx	Onondaga	Rensselaer	Seneca	Warren
oome	Columbia	Fulton	Livingston	Kings	Ontario	Rockland	Steuben	Washington
ttaraugus	Cortland	Genesee	Madison	New York	Orange	St. Lawrence	Suffolk	Wayne
yuga	Delaware	Greene	(Monroe)	Queens	Orleans	Saratoga	Sullivan	Westchester
autauqua	Dutchess	Hamilton	Montgomery	Richmond	Oswego	Schenectady	Tioga	Wyoming
emung	Erie	Herkimer	Nassau	Niagara	Otsego	Schoharie	Tompkins	Yates

: addresses of each location within New York State where business is or will be conducted under assumed name — list on reverse
:. If no business locations in New York State, check box ☐

Corporation officer signature [signature]
Type name and office Arnold D. Lagergren, President

ACKNOWLEDGMENT (Must be completed)

New York County of Monroe ss.:
November 13, 1991 before me personally came Arnold D. Lagergren
own, who being by me duly sworn, did depose and say that he/she is the President
nension Technologies, Inc., the corporation described in the foregoing certificate, and acknowledged he executed the same by order of the Board of Directors of such corporation.

DTI Confidential

[signature]
Notary Public
GEORGE H. GRAY
NOTARY PUBLIC, State of New York
Monroe County
Commission expires 4/30/93

For Department of State use only
Date filed

name Sutton, DeLeeuw, Clark & Darcy

Filer's address 40-A Grove Street, Pittsford, New York 14534 (No. and Street / City / State / Zip Code)

T 339—Certificate of assumed name corporation 3-88 JULIUS BLUMBERG, INC., PUBLISHER, NYC 10013

F960904000328

N.I.S.-27

CERTIFICATE OF CHANGE

OF

DIMENSION TECHNOLOGIES INC.

UNDER SECTION 805-A OF THE BUSINESS CORPORATION LAW

The undersigned, being the President and Secretary of Dimension Technologies Inc., hereby certify as follows:

1. The name of the corporation is Dimension Technologies Inc. The corporation was formed under the name Dimension Technologies Inc.

2. The Certificate of Incorporation was filed by the Department of State on March 27, 1986.

3. The Certificate of Incorporation is changed to change the post-office address to which the Secretary of State shall mail a copy of process against the corporation served upon him. To effectuate the change, paragraph "(5)" of the Certificate of Incorporation is amended to read as follows:

> "(5) The Secretary of State of the State of New York is hereby designated as the agent of the corporation upon whom any process against it may be served; and the post-office address to which the Secretary of State shall mail a copy of process against it served upon him is:
>
> Dimension Technologies Inc.
> 315 Mt. Read Blvd.
> Rochester, New York 14611
> Attn: Arnold D. Lagergren"

4. This change to the Certificate of Incorporation was approved by the Unanimous Written Consent of the Board of Directors.

IN WITNESS WHEREOF, we have executed this Certificate of Change this 30th day of August, 1996, and affirm that the statements made herein are true under the penalties of perjury.

DTI Confidential

Arnold D Lagergren
Arnold D. Lagergren, President

Jesse B. Eichenlaub
Jesse B. Eichenlaub, Secretary

State of New York
Department of State } *ss:*

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on   SEP 0 6 1996



Special Deputy Secretary of State

DOS-1266 (5/96)

DTI Confidential